As filed with the Securities and Exchange Commission on October 24, 2001

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                          ------------------------
                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1 AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)


                        Motor Cargo Industries, Inc.
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                              (Name of Issuer)


                         Common Stock, No Par Value
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                       (Title of Class of Securities)


                                 619907108
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                               (CUSIP Number)


                         Carl W. von Bernuth, Esq.
            Senior Vice President, General Counsel and Secretary
                         Union Pacific Corporation
                             1416 Dodge Street
                           Omaha, Nebraska 68179
                         Telephone: (402) 271-5777


                              With a copy to:
                               --------------
                             Paul Schnell, Esq.
                         Richard J. Grossman, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                         Telephone: (212) 735-3000
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          (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)


                              October 15, 2001
          (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|




CUSIP No.  619907108                 13D                  Page 2 of 15 Pages

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   1      NAMES OF REPORTING PERSONS

          Union Pacific Corporation.  (I.R.S. IDENTIFICATION NO. 13-2626465)
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (a)  |_|
                   N/A          (b)  |_|

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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS               WC

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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)
                   N/A

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Utah

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               NUMBER OF               7    SOLE VOTING POWER
                SHARES                           N/A
             BENEFICIALLY              -------------------------------------
               OWNED BY                8    SHARED VOTING POWER
                 EACH                       4,046,153 or 62.5%*
               REPORTING               -------------------------------------
                PERSON                 9    SOLE DISPOSITIVE POWER
                 WITH                            N/A
                                       -------------------------------------
                                       10   SHARED DISPOSITIVE POWER
                                                 N/A
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,046,153 or 62.5%*

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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES      [   ]

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   62.5%*

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   14     TYPE OF REPORTING PERSON
                   CO
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*        Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Shareholder Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Union Pacific Corporation that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.



Item 1.  Security and Issuer.

         This Statement on Schedule 13D (the "Schedule 13D") relates to the common stock, no par value (the "Issuer Stock"), of Motor Cargo Industries, Inc., a Utah corporation (the "Issuer"). The principal executive offices of the Issuer are located at 845 West Center Street, North Salt Lake, Utah 84054.

Item 2.  Identity and Background.

         (a), (b), (c) and (f). This Schedule 13D is filed by Union Pacific Corporation, a Utah corporation ("Union Pacific"). The address of Union Pacific's principal place of business is 1416 Dodge Street, Omaha, Nebraska 68179. Union Pacific operates primarily in the areas of rail transportation, through its subsidiary, Union Pacific Railroad Company, and trucking, through its subsidiary, Overnite Transportation Company ("Overnite"). The name, business address, present principal occupation or employment, the name and principal business of any corporation or other organization in which such employment is conducted and the citizenship of each of the directors and executive officers of Union Pacific is set forth in Schedule I hereto, which is incorporated by reference.

         (d) and (e). During the last five years Union Pacific has not, and, to the best knowledge of Union Pacific, none of the directors or executive officers of Union Pacific set forth in Schedule I hereto have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On October 15, 2001, Issuer, Union Pacific and Motor Merger Co., a Utah corporation and wholly-owned subsidiary of Union Pacific ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). As a condition and inducement for Union Pacific to enter into the Merger Agreement and in consideration therefor, Messrs. Harold R. Tate and Marvin L. Friedland, holders of Issuer Stock (the "Subject Shareholders"), who collectively are the beneficial owners of 4,046,153 shares of Issuer Stock (the "Subject Shares"), entered into Shareholder Agreements on October 15, 2001 with Union Pacific (the "Shareholder Agreements"). The terms of the Merger Agreement and the Shareholder Agreements are summarized below.

         Union Pacific estimates that the total amount of funds required to purchase all of the shares of Issuer Stock pursuant to the Offer (as defined below), assuming that only the Subject Shareholders elect to receive shares of Union Pacific Stock, and to pay related fees and expenses, will be approximately $34.5 million. Union Pacific expects to obtain the necessary funds from available cash and working capital. The Offer is not conditioned upon any financing being obtained. Union Pacific has not paid additional consideration to the Subject Shareholders in connection with the execution and delivery of the Shareholder Agreements.

Item 4.  Purpose of the Transaction.

         (a)-(g) and (j)

         Merger Agreement.

         The Merger Agreement provides, among other things, for the commencement by Union Pacific of a cash-election exchange offer (the "Offer") to exchange 0.26 of a share of common stock, par value $2.50 per share, of Union Pacific ("Union Pacific Stock") or $12.10 in cash for each outstanding share of Issuer Stock, in accordance with the terms and subject to the conditions provided in the Merger Agreement. Union Pacific is not required to accept for exchange or to exchange, and may terminate or, except as set forth in the Merger Agreement, delay the acceptance of any tendered Issuer Stock for payment, if, among other things, less than two-thirds of the total number of shares of Issuer Stock outstanding on a fully diluted basis are validly tendered and not properly withdrawn prior to the initial expiration date (the "Minimum Condition").

         Upon the terms of and subject to the conditions to the Offer, Union Pacific will accept for exchange and exchange all shares of Issuer Stock validly tendered and not withdrawn prior to the expiration of the Offer as promptly as practicable after expiration of the Offer. Thereafter, Union Pacific shall be entitled to designate up to that number of directors of the Issuer, rounded up to the next whole number, as will make the percentage of the Issuer's directors designated by Union Pacific equal to the percentage of outstanding shares of Issuer Stock held by Union Pacific, including the shares of Issuer Stock accepted for payment pursuant to the Offer, and the Issuer will, upon request of Union Pacific, promptly take all actions necessary to cause Union Pacific's designees to be so elected.

         Union Pacific intends, as soon as practicable after completion of the Offer, to have Issuer merge with and into Merger Sub. By virtue of the Merger and without any action on the part of the holders of the shares of Issuer Stock, at the effective time of the Merger (the "Effective Time"), each share of Issuer Stock issued and outstanding immediately prior to the Effective Time (other than (a) any shares held by Union Pacific, the Issuer or any of their respective subsidiaries, which shares, by virtue of the Merger and without any action on the part of the holder of such shares, will be canceled and retired and will cease to exist with no payment being made with respect thereto, and (b) shares of Issuer Stock held by a holder who has demanded an appraisal for such shares in accordance with the Utah Revised Business Corporation Act) will be converted into the right to receive $12.10 in cash, payable to the holder of that share, without interest, upon surrender of the share certificate formerly representing that share.

         The articles of incorporation of the corporation surviving the Merger (the "Surviving Corporation") will be in the form set forth in Exhibit A to the Merger Agreement, until duly amended. The bylaws of Merger Sub in effect at the Effective Time will be the bylaws of the Surviving Corporation, until duly amended. Subject to applicable law, (a) the directors of Merger Sub immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, and (b) the officers of the Issuer immediately prior to the Effective Time will be the initial officers of the Surviving Corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

         The purpose of the Offer, the Merger and the Shareholder Agreements is to enable Union Pacific to acquire control of, and the entire equity interest in, the Issuer. It is the intention of Union Pacific that following the completion of the Offer and the Merger, the Issuer will be operated separately from Overnite and will maintain its own corporate identity. There are no plans to merge any of the operating facilities or operating employees of Overnite and the Issuer, but over time, there may be some efficiencies realized from combining administrative functions.

         Shareholder Agreements

         In connection with the Merger Agreement, Union Pacific has entered into a Shareholder Agreement, dated as of October 15, 2001, with each of the Subject Shareholders, who have, among other things, (a) agreed to tender the Subject Shares in the Offer, elect to receive Union Pacific Stock and vote the Subject Shares: (1) in favor of the Merger, the Merger Agreement and other transactions contemplated thereby; (2) against any alternative transactions; and (3) in favor of any other matter necessary for the consummation of the Offer (collectively, the "Voting Actions"), (b) granted to Union Pacific an irrevocable proxy coupled with an interest to vote the Subject Shares with respect to the Voting Actions, (c) agreed that they will not grant a proxy or power of attorney with respect to any of the Subject Shares, (d) agreed to waive any rights of appraisal available in the Merger and to take or refrain from taking certain other actions, (e) agreed that they have not and will not enter into any voting agreement, voting trust or similar understanding or obligation with respect to the Subject Shares and that any such arrangements previously entered into or granted with respect to the Subject Shares has expired or been revoked or terminated, (f) agreed not to donate, pledge, encumber, issue, sell, transfer, assign, or otherwise dispose of, in any manner the Subject Shares or change, modify or alter in any manner the Beneficial Ownership (as defined in the Shareholder Agreements) of any of the Subject Shares, (h) agreed not to solicit, initiate or encourage the making or submission of any proposal, or participate or engage in any discussions or negotiations, that constitute, or may reasonably be expected to lead to, any third party acquisition proposal or make any arrangement to abandon, terminate or fail to consummate the exchange of the Subject Shares pursuant to the Offer or the Merger or any other transaction contemplated thereby, or enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any third party acquisition proposal.

         Mr. Friedland's Shareholder Agreement provides that he is not required to take any action or make any election which conflicts with his existing contractual obligations imposed by margin accounts he maintains with respect to his 188,153 Subject Shares.

         The covenants and agreements contained in the Shareholder Agreements will terminate upon the termination of the Merger Agreement.

         The foregoing summaries of the Merger Agreement and the Shareholder Agreements do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively.

         (h) and (i). The tender of shares of Issuer Stock pursuant to the Offer will reduce the number of shares of Issuer Stock that might otherwise trade publicly and will reduce the number of holders of shares of Issuer Stock and could adversely affect the liquidity and market value of the remaining shares of Issuer Stock held by the public.

         Nasdaq National Market Listing. Depending upon the number of shares of Issuer Stock purchased pursuant to the Offer, the shares of Issuer Stock may no longer meet the requirements of the National
Association of Securities Dealers for continued inclusion on the Nasdaq National Market:

         If the Nasdaq National Market were to cease to publish quotations for the shares of Issuer Stock, it is possible that the shares of Issuer Stock would continue to trade in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for such shares of Issuer Stock and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the shares of Issuer Stock on the part of securities firms, the possible termination of registration under the Securities and Exchange Act of 1934 (the "Exchange Act") as described below, and other factors. Union Pacific cannot predict whether the reduction in the number of shares of Issuer Stock that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the shares of Issuer Stock or whether it would cause future market prices to be greater or lesser than Union Pacific is presently offering.

         Registration Under the Exchange Act. Shares of Issuer Stock are currently registered under the Exchange Act. The Issuer can terminate that registration upon application to the SEC if the outstanding shares are not listed on a national securities exchange and if there are fewer than 300 holders of record of shares of Issuer Stock. Termination of registration of the shares of Issuer Stock under the Exchange Act would reduce the information that the Issuer must furnish to its shareholders and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement in connection with shareholders meetings pursuant to Section 14(a) and the related requirement of furnishing an annual report to shareholders, no longer applicable with respect to shares of Issuer Stock. In addition, if shares of Issuer Stock are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to "going-private" transactions would no longer be applicable to the Issuer. Furthermore, the ability of "affiliates" of the Issuer and persons holding "restricted securities" of the Issuer to dispose of such securities pursuant to Rule 144 under the Securities Act may be impaired or eliminated. If registration of the shares under the Exchange Act were terminated, they would no longer be eligible for Nasdaq National Market listing or for continued inclusion on the Federal Reserve Board's list of "margin securities."

         Status as "Margin Securities." The shares of Issuer Stock are presently "margin securities" under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of shares of Issuer Stock. Depending on the factors similar to those described above with respect to listing and market quotations, following consummation of the Offer, the shares of Issuer Stock may no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations, in which event the shares of Issuer Stock would be ineligible as collateral for margin loans made by brokers.

         If registration of the shares of Issuer Stock is not terminated prior to the Merger, then the registration of the shares under the Exchange Act and the quotation of the shares on the Nasdaq National Market will be terminated following the completion of the Merger.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b). As of the date hereof, Union Pacific does not own any shares of Issuer Stock. However, as a result of entering into the Shareholder Agreements with the Subject Shareholders, Union Pacific possesses shared power to vote or direct the vote of, and thus may be deemed to beneficially own, 4,046,153 shares of Issuer Stock, or approximately 62.5% of the issued and outstanding shares of Issuer Stock as of October 15, 2001.

         With respect to the Voting Actions, Union Pacific has the power to vote or cause the vote of the Subject Shares in accordance with the terms of the Shareholder Agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Union Pacific is the beneficial owner of the Issuer Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Union Pacific does not, and, to the knowledge of Union Pacific, none of the persons listed on Schedule I, beneficially owns any shares of Issuer Stock other than as set forth herein.

         (c) No transactions in the Issuer Stock were effected by Union Pacific, or, to the best knowledge of Union Pacific, any of the persons listed on Schedule I hereto, during the 60-day period preceding the date hereof.

         (d)  None, other than the current holders of the Subject Shares.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

         Except as set forth in this Schedule 13D, to the knowledge of Union Pacific, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

Exhibit
Number            Exhibit Description

99.1 Agreement and Plan of Merger, dated as of October 15, 2001, by and among Motor Cargo Industries, Inc., Union Pacific Corporation and Motor Merger Co. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Union Pacific Corporation on October 16,
                  2001).

99.2 Shareholder Agreement, dated as of October 15, 2001, by and between Union Pacific Corporation and Mr. Harold R. Tate (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Union Pacific Corporation on October 16, 2001).

99.3 Shareholder Agreement, dated as of October 15, 2001, by and between Union Pacific Corporation and Mr. Marvin L. Friedland (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Union Pacific Corporation on October 16, 2001).



                                 SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2001

                                            UNION PACIFIC CORPORATION


                                            By:  /s/ Carl W. von Bernuth
                                                 -----------------------------
                                            Name:   Carl W. von Bernuth
                                            Title:  Vice President, Secretary
                                                    and General Counsel





                                 SCHEDULE I

       DIRECTORS AND EXECUTIVE OFFICERS OF UNION PACIFIC CORPORATION

         Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Union Pacific. Except as noted, each of the executive officers and directors named in the table below has held the indicated office or position in his or her principal occupation for at least five years. Each person listed below held the earliest indicated office or position as of at least five years ago. Except as noted, each person identified below is a United States citizen. The principal business address of Union Pacific and, unless otherwise indicated, the business address of each person identified below is 1416 Dodge Street, Omaha, Nebraska 68179.

                                        Present Principal Occupation
Name                                or Employment and Material Positions
                                      Held During the Past Five Years

Richard K. Davidson              Chairman, President and Chief Executive
                                 Officer of Union Pacific and Chairman and
                                 Chief Executive Officer of Union Pacific
                                 Railroad Company, a subsidiary of Union
                                 Pacific. Director of Union Pacific since
                                 1994. Mr. Davidson was Chairman of Union
                                 Pacific Railroad until November 6, 1996
                                 and Chairman and Chief Executive Officer of Union Pacific Railroad since such date.
                                 Mr. Davidson has also been President and Chief Operating Officer of Union Pacific since November 1, 1995 and Chairman,
                                 President and Chief Executive Officer of
                                 Union Pacific since January 1, 1997. Age
                                 59.

James R. Young                   Executive Vice President - Finance of
                                 Union Pacific and Chief Financial Officer of the Union Pacific Railroad. Mr. Young was elected Executive Vice
                                 President-Finance of Union Pacific and
                                 Chief Financial Officer of Union Pacific
                                 Railroad effective December 1, 1999. Mr.
                                 Young was elected Controller of Union
                                 Pacific and Senior Vice President -
                                 Finance of Union Pacific Railroad
                                 effective March 1999 and Senior Vice
                                 President - Finance of Union Pacific
                                 effective June 1998. Mr. Young served as
                                 Treasurer of Union Pacific Railroad from
                                 June 1998 to March 1999. Mr. Young was
                                 Vice President - Customer Service Planning and Quality of Union Pacific Railroad from
                                 April 1998 to June 1998, Vice President -
                                 Quality and Operations Planning from
                                 September 1997 to April 1998 and Vice
                                 President - Finance and Quality from
                                 September 1995 to September 1997. Age 49.

L. Merill Bryan, Jr.             Senior Vice President and Chief
                                 Information Officer of Union Pacific. Mr.
                                 Bryan was elected to his current position effective May 2001 and served as Senior
                                 Vice President - Information Technologies from May 1997 to May 2001. Prior thereto,
                                 Mr. Bryan was President and Chief
                                 Executive Officer of Union Pacific
                                 Technologies, Inc., a former subsidiary of Union Pacific. Age 57

Barbara W. Schaefer              Senior Vice President - Human Resources of
                                 Union Pacific. Ms. Schaefer was elected to her current position effective April 1997.
                                 From April 1994 to April 1997 Ms. Schaefer was Vice President - Human Resources of
                                 Union Pacific Railroad. Age 48.

Robert W. Turner                 Senior Vice President - Corporate
                                 Relations of Union Pacific. Mr. Turner was elected to his current position effective
                                 August 2000. Prior thereto, Mr. Turner was
                                 Vice President - Public Affairs of
                                 Champion International Corporation, a
                                 paper and forest products company. Age 52.

Carl W. von Bernuth              Senior Vice President, General Counsel and
                                 Secretary of Union Pacific. Mr. von
                                 Bernuth was elected Corporate Secretary
                                 effective April 1997. Mr. von Bernuth has been Senior Vice President and General
                                 Counsel during the past five years. Age
                                 57.

Charles R. Eisele                Senior Vice President of Union Pacific.
                                 Mr. Eisele was elected to his current
                                 position effective September 2001. Mr.
                                 Eisele was Vice President - Strategic
                                 Planning from September 1997 to March 1999 and Vice President - Strategic Planning and Administration from March 1999 to September 2001. Mr. Eisele was Vice
                                 President - Purchasing for Union Pacific
                                 Railroad from April 1994 to September
                                 1997. Age 51.

Bernie R. Gutschewski            Vice President - Taxes of Union Pacific.
                                 Mr. Gutschewski was elected Vice President
                                 - Taxes effective August 1998. Prior
                                 thereto, Mr. Gutschewski was Assistant
                                 Vice President - Tax and Financial
                                 Management of Union Pacific Railroad. Age
                                 51.

Mary E. McAuliffe                Vice President - External Relations of
                                 Union Pacific during the past five years.
                                 Age 55.

Richard J. Putz                  Vice President and Controller of Union
                                 Pacific. Mr. Putz was elected Vice
                                 President and Controller of Union Pacific and Chief Accounting Officer of Union
                                 Pacific Railroad effective December 1,
                                 1999. Prior thereto, Mr. Putz was
                                 Assistant Vice President and Controller of
                                 Union Pacific Railroad. Age 54.

Mary S. Jones                    Vice President and Treasurer of Union
                                 Pacific. Ms. Jones was elected to her
                                 current position effective March 1999. Ms.
                                 Jones served as Vice President - Investor
                                 Relations from June 1998 to March 1999.
                                 Ms. Jones was Assistant Vice President -
                                 Treasury and Assistant Treasurer of Union
                                 Pacific from September 1996 to June 1998 and prior thereto she was Assistant
                                 Treasurer of Union Pacific. Age 49.

Ivor J. Evans                    President and Chief Operating Officer of
                                 Union Pacific Railroad. Mr. Evans was
                                 elected to his current position effective
                                 September 1998. Prior thereto, Mr. Evans was Senior Vice President of Emerson
                                 Electric Company, a company engaged in the design, manufacture and sale of electrical, electromechanical, and electronic products and systems. Director of Union Pacific since 1999. Age 58.

Dennis J. Duffy                  Executive Vice President - Operations of
                                 Union Pacific Railroad. Mr. Duffy was
                                 elected to his current position effective
                                 September 1998. Mr. Duffy was Senior Vice
                                 President - Safety Assurance and
                                 Compliance Process from October 1997 to
                                 September 1998. Mr. Duffy was Senior Vice
                                 President - Customer Service and Planning of Union Pacific Railroad from November
                                 1995 to October 1997. Age 50.

John J. Koraleski                Executive Vice President - Marketing and
                                 Sales of the Union Pacific Railroad. Mr.
                                 Koraleski was elected to this position
                                 effective March 1999. Mr. Koraleski served as Controller of Union Pacific from August
                                 1998 to March 1999 and as Executive Vice
                                 President - Finance of Union Pacific
                                 Railroad from May 1996 to March 1999.
                                 Prior to May 1996, Mr. Koraleski was
                                 Executive Vice President - Finance and
                                 Information Technologies of Union Pacific
                                 Railroad. Age 50.

R. Bradley King                  Executive Vice President - Network Design
                                 and Integration of Union Pacific Railroad.
                                 Mr. King was elected to his current
                                 position effective September 1998. Mr.
                                 King was Executive Vice President -
                                 Operations from October 1997 to September
                                 1998. Mr. King was Vice President -
                                 Transportation of Union Pacific Railroad from November 1995 to October 1997. Age
                                 53.

Leo H. Suggs                     Chairman and Chief Executive Officer of
                                 Overnite Transportation Company. Mr. Suggs was elected to his current position in April 1996. Prior thereto, Mr. Suggs was
                                 President and Chief Executive Officer of
                                 Preston Trucking Company, Inc., a company engaged in truck transportation. Age 62.

Philip F. Anschutz               Director and Vice Chairman of Union
                                 Pacific since 1996. Chairman of the Board,
                                 Chief Executive Officer and a director,
                                 The Anschutz Corporation and Anschutz
                                 Company (the corporate parent of The
                                 Anschutz Corporation), with holdings in
                                 energy, transportation, communications,
                                 professional sports, agriculture and real estate, Denver, CO. Director, Forest Oil
                                 Corporation, Qwest Communications
                                 International Inc. Mr. Anschutz also
                                 served as President of The Anschutz
                                 Corporation and Anschutz Company until
                                 December 1996, and non-executive Chairman and a director of Southern Pacific Rail
                                 Corporation until September 1996. Age 61.
                                 Mr. Anschutz's business address is The
                                 Anschutz Corporation, 555 17th Street,
                                 Denver, CO 80202.

E. Virgil Conway                 Director of Union Pacific since 1978.
                                 Former Chairman and a member of the Board, Metropolitan Transportation Authority, public transportation, New York, NY.
                                 Director, Accuhealth, Inc., Centennial
                                 Insurance Company. Trustee, Atlantic
                                 Mutual Insurance Company, Consolidated
                                 Edison Company of New York, Inc., Urstadt
                                 Biddle Properties, Inc., Mutual Funds
                                 Managed by Phoenix Duff & Phelps. Age 72.
                                 Mr. Conway's business address is 101 Park
                                 Avenue, New York, NY 10178.

Thomas J. Donohue                Director of Union Pacific since 1998.
                                 President and Chief Executive Officer,
                                 U.S. Chamber of Commerce, business
                                 federation, Washington, DC. Director,
                                 Qwest Communications International Inc.,
                                 Sunrise Assisted Living, Inc., XM
                                 Satellite Radio. Mr. Donohue was President and Chief Executive Officer of the American Trucking Associations, the national organization of the trucking industry, through September 1997 and since such date has been President and Chief
                                 Executive Officer of the U.S. Chamber of
                                 Commerce. Age 63. Mr. Donohue's business address is U.S. Chamber of Commerce, 1615
                                 "H" Street, N.W., Washington, DC
                                 20062-2000.

Archie W. Dunham                 Director of Union Pacific since 2000.
                                 Chairman, President and Chief Executive
                                 Officer, Conoco Inc., integrated energy
                                 company, Houston, TX. Director,
                                 Louisiana-Pacific Corporation, Phelps
                                 Dodge Corporation. Mr. Dunham was
                                 Executive Vice President, Exploration
                                 Production, of Conoco to January 1996 when he became President and Chief Executive
                                 Officer, and added the title of Chairman in August 1999. Age 62. Mr. Dunham's business address is Conoco Inc., 600 North
                                 Dairy Ashford Road, Houston, TX
                                 77079-1175.

Spencer F. Eccles                Director of Union Pacific since 1976.
                                 Chairman, Wells Fargo Intermountain
                                 Banking Region, diversified financial
                                 services company, Salt Lake City, UT.
                                 Director, Wells Fargo & Company, U.S.
                                 Chamber of Commerce. Mr. Eccles was
                                 Chairman and Chief Executive Officer of
                                 First Security Corporation, bank holding company, through October 26, 2000 and has been Chairman of Wells Fargo Intermountain
                                 Banking Region since such date. Age 67.
                                 Mr. Eccles' business address is Wells
                                 Fargo Intermountain Banking Region, P.O.
                                 Box 30006, Salt Lake City, UT 84130.

Elbridge T. Gerry, Jr.           Director of Union Pacific since 1986.
                                 Partner, Brown Brothers Harriman & Co.,
                                 bankers, New York, NY. Age 68. Mr. Gerry's business address is Brown Brothers
                                 Harriman & Co., 59 Wall Street, New York,
                                 NY 10005.

Judith Richards Hope             Director of Union Pacific since 1988.
                                 Partner, Paul, Hastings, Janofsky &
                                 Walker, law firm, Los Angeles, CA, New
                                 York, NY and Washington, DC. Director, The
                                 Budd Company, General Mills, Inc., Russell
                                 Reynolds Associates, Zurich Insurance
                                 Companies-U.S. Mrs. Hope was Senior
                                 Partner of Paul, Hastings, Janofsky &
                                 Walker through April 1997, Senior Counsel to such firm to February 1, 2000 and on April 28, 2000, was appointed a non-equity
                                 Partner, effective February 1, 2000. Age
                                 60. Mrs. Hope's business address is Paul,
                                 Hastings, Janofsky & Walker, 1299
                                 Pennsylvania Ave., N.W., Washington, DC
                                 20004.

Richard J. Mahoney               Director of Union Pacific since 1991.
                                 Retired Chairman and Chief Executive
                                 Officer, Monsanto Company, agricultural
                                 products, St. Louis, MO. Distinguished
                                 Executive in Residence, Center for the
                                 Study of American Business, Washington
                                 University, St. Louis, MO. Advisory
                                 Director, Metropolitan Life Insurance
                                 Company. Mr. Mahoney was Chairman of the
                                 Executive Committee and a director of
                                 Monsanto Company through March 1996 and
                                 since April 1, 1995 has been Distinguished
                                 Executive in Residence at Washington
                                 University in St. Louis. Age 67. Mr.
                                 Mahoney's business address is Center for the Study of American Business, Washington
                                 University in St. Louis, Campus Box 1027,
                                 One Brookings Drive, St. Louis, MO
                                 63130-4899.

Steven R. Rogel                  Director of Union Pacific since 2000.
                                 Chairman, President and Chief Executive
                                 Officer, Weyerhaeuser Company, integrated forest products company, Federal Way, WA.
                                 Director, Kroger Company. Mr. Rogel was
                                 President and Chief Executive Officer of
                                 Willamette Industries, Inc., integrated
                                 forest products company, to December 1,
                                 1997, President and Chief Executive
                                 Officer of Weyerhaeuser Company to April
                                 20, 1999 and Chairman, President and Chief
                                 Executive Officer of Weyerhaeuser since
                                 such date. Age 58. Mr. Rogel's business
                                 address is Weyerhaeuser Company, Box 9777,
                                 Federal Way, WA 98063-9777.

Richard D. Simmons               Director of Union Pacific since 1982.
                                 Retired President, International Herald
                                 Tribune, communications, Washington, DC.
                                 Director, The Washington Post Company,
                                 OBLOG Software Systems, Inc. Mr. Simmons was President of International Herald
                                 Tribune through March 31, 1996. Age 66.
                                 Mr. Simmons' business address is 105 N.
                                 Washington Street, Alexandria, VA 22314.

Ernesto Zedillo Ponce de Leon    Director of Union Pacific since 2001.
                                 Former President of Mexico. Dr. Zedillo
                                 served as President of Mexico through
                                 November 2000. Age 49. Dr. Zedillo is a
                                 citizen of Mexico and his business address is Agua #110, Col. Jardines del Pedregal,
                                 CP 01900 Mexico, D.F., Mexico.



                               EXHIBIT INDEX


Exhibit
Number            Exhibit Description

99.1 Agreement and Plan of Merger, dated as of October 15, 2001, by and among Motor Cargo Industries, Inc., Union Pacific Corporation and Motor Merger Co. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Union Pacific Corporation on October 16,
                  2001).

99.2 Shareholder Agreement, dated as of October 15, 2001, by and between Union Pacific Corporation and Mr. Harold R. Tate (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Union Pacific Corporation on October 16, 2001).

99.3 Shareholder Agreement, dated as of October 15, 2001, by and between Union Pacific Corporation and Mr. Marvin L. Friedland (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Union Pacific Corporation on October 16, 2001).